EXHIBIT 99.1

GOLD STANDARD ANNOUNCES MEETING RESULTS AND APPOINTS ALEX MORRISON AND ZARA BOLDT AS DIRECTORS

September 13, 2017 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV, NYSE AMERICAN:GSV) (“Gold Standard” or the “Company”) announces that that all resolutions were passed at the Annual General and Special Meeting of Shareholders (the “Meeting”) held on Tuesday, September 12, 2017, in Vancouver, British Columbia, and after the Meeting, Alex Morrison and Zara Boldt were appointed to the Board of Directors.

The voting at the Meeting was conducted by a show of hands and all resolutions were approved. Had a poll been taken, the detailed results of the votes cast by proxy in respect of the election of the directors is set out as below. At the Meeting, all director nominees listed in the Company’s management information circular dated August 1, 2017, were elected as directors of the Company.

Director	Votes For	Percentage For
Jonathan T. Awde	134,015,412	98.83%
D. Bruce McLeod	118,521,093	87.41%
Robert J. McLeod	118,544,080	87.42%
Richard S. Silas	133,945,261	98.78%
Jamie D. Strauss	116,933,744	86.24%
William E. Threlkeld	134,464,121	99.17%

In addition, the shareholders appointed Davidson & Company LLP as the auditor of the Company and approved the Company’s shareholder rights plan, the Company’s restricted share unit award plan, and the Company’s stock option plan (the “Stock Option Plan”) and the amendments thereto.

The Company is also pleased to announce the appointments of Alex Morrison and Zara Boldt as directors of the Company.

Mr. Morrison is a Chartered Professional Accountant with 30 years of mining industry experience. Mr. Morrison has held senior executive positions at a number of mining companies, including Vice President and Chief Financial Officer of Franco Nevada Corporation (2007 to 2010). At Newmont Mining Corporation, Mr. Morrison was Vice President, Operations Services and Vice-President, Information Technology (2002 to 2007). Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University. Mr. Morrison currently sits on the Board of Directors of Detour Gold Corporation, Taseko Mines Ltd., Gold Resource Corp. and Pershing Gold Corporation.

On Alex Morrison’s appointment, Jonathan Awde, a Gold Standard director and its Chief Executive Officer, noted that Mr. Morrison strengthens the board’s depth of expertise at a time when the Company is advancing its Dark Star and Pinion deposits toward a Preliminary Economic Assessment in Q4, 2017. “Alex brings a wealth of experience in all aspects of strategic planning, project development, mine finance, mergers and acquisitions. Alex’s extensive mining industry and board experience will play a key role in further elevating governance standards at the Company. The appointment comes at a key time in the Company’s development, and we are very pleased that he has accepted our invitation to join our board.”

Ms. Boldt is a professional accountant (CPA, CGA) with over fifteen years of progressively senior financial leadership roles with public companies in the mineral exploration and development industry. Most recently, Ms. Boldt served as Chief Financial Officer & Corporate Secretary of Kaminak Gold, where she was responsible for corporate due diligence and the negotiation, documentation and execution of a Plan of Arrangement for an acquisition transaction valued at C$520 million. Prior to Kaminak, Ms. Boldt served as the Vice-President, Finance and Chief Financial Officer for Stornoway Diamond Corporation where she was a member of the senior management team responsible for arranging financing in excess of $900 million for the development of the Renard Project in Quebec. Ms. Boldt is the Chief Financial Officer and Corporate Secretary for Strongbow Exploration Inc.

On Ms. Boldt’s appointment, Jonathan Awde commented: “As we advance the company towards the potential permitting and development of our Dark Star and Pinion deposits, Zara’s experience at Kaminak and Stornoway will be invaluable to us. Once more, we believe this appointment will further endow our board with the required expertise and experience to fully realize the Company’s potential.”

The Company further announces that Richard Silas has decided to resign from the Board of Directors to focus on new business opportunities. Jon Awde commented: “We would like to thank Richard for his outstanding service to the Company in its formative years and to wish him the best in his new business opportunities.  Richard has been at Gold Standard since the Company’s inception and we are very grateful for his contribution as a founding director.”

Finally, the Company also announced today that pursuant to the Stock Option Plan, the Company today has granted certain directors incentive stock options to purchase 600,000 common shares of the Company at yesterday’s closing price for a term of five years (the “Stock Options”).

The Stock Options are subject to the terms of the Stock Option Plan and regulatory approval.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The Company has successfully consolidated the southern end of the Carlin Trend by patiently assembling a 208-sq. km. (80 sq. mi.) land position containing four gold deposits, two of them discovered by Gold Standard. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Dark Star deposit, 2.1 km to the east of Pinion, now has a resource estimate prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 grams per tonne (g/t) gold (Au), totaling 265,100 ounces of gold and an Inferred Mineral Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.20 g/t Au. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Mineral Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016). The 2014 through 2017 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSX Venture Exchange (“TSX-V”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Such forward-looking statements include references to potential near-term development option and the reference to growth potential.  All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs, potential near-term development option, proposed Preliminary Economic Assessment in Q4, 2017, and growth potential of our gold deposits are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; the ability to obtain regulatory approval for the grant of the Stock Options; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. public reporting companies.

On behalf of the Board of Directors,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com